                                                                      EXHIBIT 33

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                       INTEROIL AWARDS REFINERY FACILITIES
                              CONTRACT TO PETROFAC

         AUGUST 28, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that it has awarded its Facilities Management Contract to Petrofac. The contract will include assistance with pre-commissioning and commissioning of InterOil's refinery currently under construction, followed by the total management of day to day refinery operations, maintenance and production. The refinery is expected to be mechanically complete in the first quarter 2004.

         Petrofac has provided services to the international petroleum industry for over 20 years and currently operates refineries and offshore platforms around the world. It has major operating centers in the UK and the Middle East and support offices spanning Africa, the Commonwealth Independent States, Indian Sub-Continent, Far East and South America.

         "Petrofac's significant experience in facilities management provides InterOil with an opportunity to optimize operational efficiencies at our refinery while it is still under construction," stated Phil Mulacek, CEO of InterOil. "Both companies view this contract as strategic in light of future business opportunities in PNG's evolving upstream and midstream sectors."

         Petrofac, a privately held company founded in Texas in 1981, designs, builds, commissions and operates surface facilities for oil and gas production, gas processing and oil refining. (www.petrofac.com)

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600

Corinne Lea
Petrofac Facilities Management
Corinne.lea@petrofac.co.uk
Aberdeen, UK
Phone: +44 1224 247000

                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.